Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SALE OF TWO 9,288 TEU CONTAINER VESSELS

ATHENS, Greece, April 20, 2021 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced the sale of two 9,288 TEU container vessels.

The Partnership has entered into a memorandum of agreement for the sale of the M/V ‘CMA CGM Magdalena’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2016, Daewoo-Mangalia Heavy Industries S.A.) and the M/V ‘Adonis’ (115,145 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) to an unaffiliated third party for a total consideration of $195.0 million. Delivery of the M/V ‘CMA CGM Magdalena’ and the M/V ‘Adonis’ to their buyer is expected in May and July/August 2021, respectively. The carrying value of M/V ‘Adonis’ and the M/V ‘CMA CGM Magdalena’ at the end of the first quarter of 2021 was $72.7 million and $71.7 million, respectively. The Partnership expects gross cash proceeds from the sale after repaying outstanding debt of approximately $97.6 million.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 17 vessels, including thirteen Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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